SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration # 1431-1
SEC Registration (CUSIP) # 20441B407 – Preferred Shares “B”
SEC Registration (CUSIP) # 20441B308 – Common Shares
LATIBEX Registration # 29922 - Preferred Shares “B”

ANNUAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of this Company are summoned for the Annual Shareholders’ Meeting to be held on April 29, 2004, at 02.00 p.m., at the Company’s headquarters, located at Rua Coronel Dulcídio n° 800, São Paulo, in order to deliberate on the following AGENDA:

1.	Analysis, discussion and voting of the Management Report, balance sheet and other accounting statements, referring to the fiscal year 2003;

2.	Deliberation on the allocation of 2003 net income and the payment of interests on own capital, replacing dividends;

3.

Analysis, discussion and voting of the proposal submitted by the Board of Executive Officers regarding the Capital Increase, without altering the number of shares, involving the incorporation of Retained Earnings Reserves, and consequent adjustments in Article 4 of the Company’s Bylaws;

4.	Election of Audit Committee members;

5.	Appointment of new Members to fill Board of Directors’ vacant positions;

6.	Establishment of Management and Audit Committee members’ compensation; and

7.	Definition of newspapers to be used by the Company for publication purposes, pursuant to dispositions of the Federal Law # 6,404/76.

Note:

Documents referring to the issues to be discussed in the Annual Shareholders’ Meeting are available for shareholders’ consultation at the Company’s headquarters.

Curitiba, April 14, 2004

João Bonifácio Cabral Júnior
Chairman of the
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.